UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact Name of Registrant as Specified in Its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s Name Into English)

KINGDOM OF SWEDEN	000–12033	98-0107940
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

TORSHAMNSGATAN 21, KISTA SE-164 83 STOCKHOLM, SWEDEN	164 83
(Address of Principal Executive Offices)	(Zip Code)

PETER NYQUIST, VICE PRESIDENT INVESTOR RELATIONS	+46 10 719 00 00

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 - Conflict Minerals Disclosure and Report, Exhibit

A copy of Telefonaktiebolaget LM Ericsson’s Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at http://www.ericsson.com/thecompany/investors/financial-reports.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Elaine Weidman-Grunewald	May 23, 2017
By: Elaine Weidman-Grunewald
Title: Senior Vice President and Head of Group Function Sustainability and Corporate Responsibility

/s/ Fredrik Jejdling	May 23, 2017
By: Fredrik Jejdling
Title: Senior Vice President and Head of Business Area Networks

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016